UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
[June 7, 2006]
Commission file number 1-14400
Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES
Date [June 7, 2006]
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel Metso Corporation

Metso to rebuild UPM’s paper machine in Jämsänkoski, Finland
(Helsinki, Finland, June 7, 2006) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Paper will supply UPM with a rebuild of their paper machine no. 4 at Jämsänkoski mill in Finland. The total value of the order is around EUR 20 million. The rebuilt machine is scheduled to start up during the second quarter of 2007.
The delivery contains a new coating station with a coating colour supply system and air dryers, as well as a new on-line calender. Some of the existing dry-end machinery will be re-used in the modernization, which also includes wet end runnability improvements. Together with the machine rebuild, Metso Automation will supply machine controls, process controls and quality measurements, controls and profilers. The existing system will be upgraded to the latest metsoDNA technology.
The 5.4-m-wide machine, which dates to 1974, currently produces coated mechanical (MFC) paper grades. Metso Paper will convert the machine to produce high-quality coated papers for labels.
UPM Jämsänkoski mill is located in Jämsänkoski, Finland. The mill operates four paper machines, which produce a total of 870,000 tons of SC, MFC and label papers per year. The production of MFC grades will end and change to label papers during the second quarter of 2007.
UPM is one of the world’s leading producers of printing papers. The Group’s sales in 2005 were EUR 9.3 billion, and it has over 31,000 employees. The company has production plants in 15 countries and its main market areas are Europe and North America.
Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 22 000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
For further information, please contact:
Teuvo Viitala, Senior Vice President, Sales, Finishing Business Line, Metso Paper,
tel. +358 40 548 8090
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation,
tel. +358 20 484 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.